UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
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FORM SD

 SPECIALIZED DISCLOSURE REPORT

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Masonite International Corporation
(Exact name of registrant as specified in its charter)

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British Columbia, Canada	001-11796	98-0377314
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2771 Rutherford Road Concord, Ontario, Canada	L4K 2N6
(Address of principal executive offices)	(Zip Code)

Robert E. Lewis
Senior Vice President, General Counsel and Secretary
(800) 895-2723
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

 ________________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Masonite International Corporation (the “Company”) is a leading global designer and manufacturer of interior and exterior doors for the residential new construction; the residential repair, renovation and remodeling; and the non-residential building construction markets. The Company has three principal product lines: residential doors, non-residential doors, and door components.
This Form SD disclosure is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Pursuant to Rule 13p-1, the Company undertook to determine whether the products it manufactured or contracted to manufacture during the year ended December 31, 2015 contained conflict minerals necessary to the functionality or production of such products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (“3TG”).
The Company evaluated its products to determine which of its products may contain 3TG. Based on this review, the Company determined tin is necessary to the functionality or production of certain components in its products. The Company’s product categories that contain tin are: (i) steel and fiberglass doors and lites (with and without glass) and (ii) wood doors with glass. The Company conducted a reasonable country of origin inquiry to determine whether any of the tin contained in its products originated in the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (together, the “Covered Countries”) or from recycled or scrap sources. The Company’s primary means of determining the country of origin of the tin contained in its products was conducting a supply-chain inquiry using the Conflict Minerals Reporting Template developed by the Conflict-Free Sourcing Initiative with the Company’s direct suppliers eliciting, as applicable, information regarding (i) the presence of tin contained in materials supplied to the Company, (ii) the refiner or smelter of the tin, (iii) the country of origin of the tin, (iv) whether the tin came from scrap or recycled sources, and (v) other relevant information regarding the supplier’s (or its suppliers’) practices concerning 3TG. The Company received survey responses from suppliers that accounted for approximately 93% of the amounts spent by the Company on these products in 2015. The Company reviewed and evaluated each response received from this inquiry and followed up by phone or email to confirm responses where necessary.
Based on the reasonable country of origin inquiry described above, the Company has in good faith concluded that it has no reason to believe that the tin contained in materials, components or products supplied to the Company and included in certain of the Company’s products for the period covered by this report originated in any of the Covered Countries or did not come from recycled or scrap sources.
In accordance with the requirements under Rule 13p-1, the above disclosure is also available on the Company’s website at http://investor.masonite.com/investors/corporate-governance/default.aspx.

Item 1.02 - Exhibit

Not applicable.

Section 2 - Exhibits

Item 2.01 - Exhibits

None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MASONITE INTERNATIONAL CORPORATION

	/s/ Robert E. Lewis	May 23, 2016
By:	Robert E. Lewis
Senior Vice President, General Counsel and Secretary